Exhibit 99.1

Tencent Music Entertainment Group Announces Third Quarter 2020 Unaudited Financial Results

SHENZHEN, China, Nov. 10, 2020 /PRNewswire/ --Tencent Music Entertainment Group ("Tencent Music," "TME," or the "Company") (NYSE: TME), the leading online music entertainment platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Financial and Operational Highlights

In the three months ended September 30, 2020:

•	Online music paying users reached 51.7 million, increasing by 46% year-over-year. On a sequential basis, the number of online music paying users grew by 4.6 million, up from 4.4 million in the second quarter and 2.8 million in the first quarter of 2020, representing the largest net increase since 2016. Paying ratio was 8.0%, up from 7.2% in the second quarter of this year and 5.4% in the third quarter of last year.

•	Total revenues were RMB7.58 billion (US$1.12 billion), an increase of 16.4% year-over-year, with online music subscription revenues growing by 55.0% year-over-year to RMB1.46 billion (US$215 million).

•	Net profit attributable to equity holders of the Company was RMB1.13 billion (US$167 million).

•	Non-IFRS net profit attributable to equity holders of the Company[1] was RMB1.35 billion (US$198 million).

"Third quarter results reflect significant progress in our ability to unlock the opportunities that are present in China’s dynamic online music industry as we achieved 55% year-over-year growth in online music subscription revenue with increasing paying ratio. In addition, our overall gross margin expanded at a healthy clip compared with the prior quarter, thanks to the continuous execution of our business strategy and improving operational efficiency,” said Mr. Cussion Pang, Chief Executive Officer of Tencent Music. “This strong performance reflects our philosophy of quality growth, investing with discipline and the unwavering pursuit to improve user satisfaction.”

“Expansion of our music library and diversification of our content offering continued, with more video and long-form audio now available. We enriched online music streaming by adding visual, interactive and social attributes to our products, including offering a whole new level of online concert experiences through TME Live. For online social entertainment services, we are pleased to see sustained recovery. Operationally, we continue to focus on optimizing our product features, particularly those related to community building and video enrichment, to improve user experiences and enhance our long-term competitiveness,” concluded Mr. Pang.

1 Non-IFRS net profit attributable to equity holders of the Company was arrived at after excluding the combined effect of amortization of intangible assets and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments, fair value change on puttable shares and income tax effects.

Third Quarter 2020 and Recent Operational Highlights

•	TME's online music and social entertainment services key operating metrics*

	3Q20	3Q19	YoY %
Mobile MAU - online music (million)	646	661	(2.3%)
Mobile MAU - social entertainment (million)	235	251	(6.4%)
Paying users - online music (million)	51.7	35.4	46.0%
Paying users - social entertainment (million)	10.5	12.3	(14.6%)
Monthly ARPPU - online music (RMB)	9.4	8.9	5.6%
Monthly ARPPU - social entertainment (RMB)	166.7	126.3	32.0%

•	We maintained our content leadership and formed more strategic partnerships with leading domestic and international music labels, adding content in various genres and formats, as well as cultivating and promoting original music:

-	During the quarter, we added more trend-setting content which enabled us to effectively penetrate further into younger demographic. Meanwhile, we formed in-depth strategic cooperation with renowned indie music partners, including peermusic and Merlin Network.

-	We continued to record triple-digit year-over-year growth in both the number of participating indie musicians on our Tencent Musician Platform and the number of indie music works uploaded to it. By providing more financial support and technical assistance, we have attracted 20 times more indie musicians compared with a year ago who provide content exclusive to us. Through our enhanced promotional capabilities, we helped high-quality original music reach a broader user base. For example, Bird and Cicada, a song exclusively licensed to us by the new generation singer Ren Ran and released in July, recorded more than 500 million streams in the third quarter.

•	Synergistically leveraging our user base and operational expertise, we made progress in a number of areas for long-form audio:

-	We added content at an exponential rate with licensed titles quadrupled year-over-year, serving preferences of all long-form audio users, from heavy to light ones. This has led to increasing average user time spent on a sequential basis.

-	We further increased the number of long-form audio users and grew its MAU penetration rate to 11.7%, compared with 4.7% in the same period last year.

-	We grew long-form audio paying users through effective bundling services with our music streaming subscription and standalone packages with competitive pricing.

•	TME Live’s superior influence, brand, and production quality continued to attract more renowned domestic and international iconic artists of different genres and styles, such as Andy Lau, Eason Chan, Jessie J, and Charlie Zhou. Since its launch in March of this year, we have hosted more than 30 live online concerts. We also explored monetization by attracting sponsorships from well recognized domestic and international brands. Separately, growing paying user base via TME Live underpins its significant scalability and monetization potential, which was evidenced by the recent online concert of Richie Jen.

[*] For the definitions of the cited key operating metrics, please refer to the introduction section in the Company's 2019 20-F filed on March 25, 2020. For the three months ended September 30, 2020, the Company's social entertainment services included approximately 9.6 million mobile MAU and 0.1 million paying users from QQ music live streaming, compared with approximately 5.3 million mobile MAU and 0.1 million paying users for the same period in 2019. The monthly ARPPU of social entertainment services is calculated based on revenues from social entertainment and others, including advertising services provided on our social entertainment platforms.

Third Quarter 2020 Financial Results

Revenues

Total revenues for the third quarter of 2020 increased by RMB1.07 billion, or 16.4%, to RMB7.58 billion (US$1.12 billion) from RMB6.51 billion in the same period of 2019.

•	Revenues from online music services for the third quarter of 2020 increased by 25.9% to RMB2.32 billion (US$342 million) from RMB1.85 billion in the same period of 2019. The increase was driven by strong growth in music subscription revenues, supplemented by growth in advertising revenues, despite a decrease in sublicensing revenues and sales of digital albums. Revenues from music subscriptions were RMB1.46 billion (US$215 million), representing 55.0% growth compared to RMB942 million in the third quarter of 2019, primarily due to the increase in the number of paying users by 46.0% and the improvement of monthly ARPPU by 5.6%.

•	Revenues from social entertainment services and others for the third quarter of 2020 increased by 12.7% to RMB5.25 billion (US$773 million) from RMB4.66 billion in the same period of 2019. The increase was driven by increased revenues from online Karaoke and live streaming. On a year-over-year basis, ARPPU increased by 32.0% in the third quarter of 2020 while paying user base of social entertainment services decreased by 14.6%.

Cost of Revenues

Cost of revenues for the third quarter of 2020 increased by 19.1% to RMB5.12 billion (US$754 million) from RMB4.30 billion in the same period of 2019, primarily due to increased investments in new products and content offerings, increased revenue sharing fees to strengthen our platform’s competitiveness, and other increased content costs related to royalties.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2020 increased by 11.2% to RMB2.46 billion (US$362 million) from RMB2.21 billion in the same period of 2019. Gross margin for the third quarter of 2020 decreased by 1.6% to 32.4% from 34.0% in the same period of 2019. This decrease was primarily due to increased investments in new product and content offerings such as long-form audio and TME Live and increased revenue sharing fees to strengthen our platform’s competitiveness.

Operating Expenses for the Period

Total operating expenses for the third quarter of 2020 increased by 15.8% to RMB1.43 billion (US$211 million) from RMB1.24 billion in the same period of 2019. Operating expenses as a percentage of total revenues slightly decreased to 18.9% in the third quarter of 2020 from 19.0% in the same period of 2019.

•	Selling and marketing expenses were RMB642 million (US$95 million), representing 8.5% of total revenues in the third quarter of 2020, as compared to 7.9% in the same period of 2019. Such increase was primarily due to increased spending in promoting our new offerings as we continue to invest for their future growth. Additionally, we also increased spending to promote existing products in order to strengthen our products’ competitiveness.

•	General and administrative expenses were RMB790 million (US$116 million), representing 10.4% of total revenues in the third quarter of 2020, as compared to 11.1% in the same period of 2019. The increase in amount was mainly due to our increased investment in research and development to expand our competitive advantages in product and technology innovations.

Operating Profit for the Period

Operating profit was RMB1.26 billion (US$186 million) in the third quarter of 2020, compared to operating profit of RMB1.19 billion in the same period of 2019.

Net Profit and Non-IFRS Net Profit for the Period

Net profit attributable to equity holders of the Company for the third quarter of 2020 was RMB1.13 billion (US$167 million), compared to net profit of RMB1.03 billion in the same period of 2019. Non-IFRS net profit attributable to equity holders of the Company was RMB1.35 billion (US$198 million) for the third quarter of 2020, compared to RMB1.24 billion in the same period of 2019. Please refer to the section in this press release titled "Non-IFRS Financial Measure" for details.

Earnings per ADS

Basic and diluted earnings per American Depositary Shares ("ADS") were RMB0.68 (US$0.10) and RMB0.67(US$0.10), respectively, for the third quarter of 2020. Excluding amortization of intangible assets and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments, fair value change on puttable shares and income tax effects, non-IFRS basic and diluted earnings per ADS were RMB0.81 (US$0.12) and RMB0.80 (US$0.12), respectively, for the third quarter of 2020. During the third quarter of 2020, the Company had weighted averages of 1.66 billion basic and 1.68 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company's Class A ordinary shares.

Cash Flows

Net cash provided by operating activities for the third quarter of 2020 was RMB516 million (US$76 million), compared to RMB1.35 billion in cash provided by operating activities during the same period of 2019. Such decrease was primarily due to higher content royalty payments during the third quarter this year. Net cash used in investing activities for the third quarter of 2020 was RMB7.90 billion (US$1.16 billion), primarily related to investments in term deposits and equity investments in certain entities, compared to net cash used in investing activities of RMB680 million during the same period of 2019. The fluctuation of cash flows from investing activities was impacted by the purchase and maturity of term deposits. Net cash provided by financing activities for the third quarter of 2020 was RMB5.43 billion (US$800 million), primarily related to proceeds received from the notes offering, compared to RMB37 million of cash provided by financing activities during the same period of 2019.

Cash, Cash Equivalents and Term Deposits

As of September 30, 2020, the combined balance of the Company's cash, cash equivalents and term deposits amounted to RMB27.73 billion (US$4.08 billion), compared to RMB22.32 billion as of June 30, 2020. The increase in cash, cash equivalents and term deposits was primarily due to proceeds received from the notes offering of RMB5.41 billion (US$796 million) and the cash flows generated from operations of RMB516 million (US$76 million), and partially offset by cash used in investing activities. Such combined balance was also affected by the change in the exchange rate of RMB to USD at different balance sheet dates. The exchange rate was 6.7896 to 1 on September 30, 2020.

Conference Call Information

Tencent Music's management will hold a conference call on Tuesday, November 10, 2020, at 8:00 P.M. Eastern Time or 9:00 A.M. Beijing Time on Wednesday, November 11, 2020, to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong, China Toll Free:	800-963-976
Access Code:	7792938

The replay will be accessible through November 17, 2020, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	10149052

A live and archived webcast of the conference call will also be available on the Company's investor relations website at https://ir.tencentmusic.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Tencent Music believes that non-IFRS net profit helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. Tencent Music believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. Tencent Music encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the year excluding amortization of intangible and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments, fair value change on puttable shares and income tax effects.

Please see the "Unaudited Non-IFRS Financial Measure" included in this press release for a full reconciliation of Non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 883606

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENT

	Three Months Ended September 30			Nine Months Ended September 30
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Revenues
Online music services	1,846	2,324	342	5,013	6,589	970
Social entertainment services and others	4,661	5,251	773	13,128	14,229	2,096
	6,507	7,575	1,116	18,141	20,818	3,066
Cost of revenues	(4,296)	(5,117)	(754)	(11,956)	(14,213)	(2,093)
Gross profit	2,211	2,458	362	6,185	6,605	973

Selling and marketing expenses	(517)	(642)	(95)	(1,370)	(1,702)	(251)
General and administrative expenses	(720)	(790)	(116)	(1,956)	(2,195)	(323)
Total operating expenses	(1,237)	(1,432)	(211)	(3,326)	(3,897)	(574)
Interest income	154	139	20	442	466	69
Other gains, net	60	95	14	119	240	35
Operating profit	1,188	1,260	186	3,420	3,414	503

Share of net (loss)/gain of investments accounted for using equity method	(2)	33	5	(10)	14	2
Finance cost	(18)	(42)	(6)	(57)	(79)	(12)
Profit before income tax	1,168	1,251	184	3,353	3,349	493

Income tax expense	(145)	(116)	(17)	(416)	(385)	(57)
Profit for the period	1,023	1,135	167	2,937	2,964	437

Attributable to:
Equity holders of the Company	1,026	1,132	167	2,940	2,958	436
Non-controlling interests	(3)	3	0	(3)	6	1

Earnings per share for Class A and Class B ordinary shares
Basic	0.31	0.34	0.05	0.90	0.89	0.13
Diluted	0.31	0.34	0.05	0.88	0.88	0.13

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.63	0.68	0.10	1.80	1.79	0.26
Diluted	0.62	0.67	0.10	1.76	1.76	0.26

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,269,006,517	3,316,674,790	3,316,674,790	3,264,217,250	3,311,071,890	3,311,071,890
Diluted	3,331,806,938	3,361,909,938	3,361,909,938	3,342,280,671	3,355,906,494	3,355,906,494

ADS used in earnings per ADS computation
Basic	1,634,503,259	1,658,337,395	1,658,337,395	1,632,108,625	1,655,535,945	1,655,535,945
Diluted	1,665,903,469	1,680,954,969	1,680,954,969	1,671,140,336	1,677,953,247	1,677,953,247

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended Septebmer 30			Nine Months Ended September 30
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Profit for the period	1,023	1,135	167	2,937	2,964	437
Adjustments:
Amortization of intangible and other assets arising from acquisitions*	91	102	15	271	289	43
Share-based compensation	129	153	23	382	429	63
Gains from investments**	-	(43)	(6)	(1)	(62)	(9)
Fair value change on puttable shares ***	9	9	1	27	28	4
Income tax effects****	(18)	(7)	(1)	(53)	(41)	(6)
Non-IFRS Net Profit	1,234	1,349	199	3,563	3,607	531

Attributable to:
Equity holders of the Company	1,237	1,346	198	3,566	3,601	530
Non-controlling interests	(3)	3	0	(3)	6	1

Earnings per share for Class A and Class B ordinary shares
Basic	0.38	0.41	0.06	1.09	1.09	0.16
Diluted	0.37	0.40	0.06	1.07	1.07	0.16

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.76	0.81	0.12	2.18	2.18	0.32
Diluted	0.74	0.80	0.12	2.13	2.15	0.32

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,269,006,517	3,316,674,790	3,316,674,790	3,264,217,250	3,311,071,890	3,311,071,890
Diluted	3,331,806,938	3,361,909,938	3,361,909,938	3,342,280,671	3,355,906,494	3,355,906,494

ADS used in earnings per ADS computation
Basic	1,634,503,259	1,658,337,395	1,658,337,395	1,632,108,625	1,655,535,945	1,655,535,945
Diluted	1,665,903,469	1,680,954,969	1,680,954,969	1,671,140,336	1,677,953,247	1,677,953,247

* Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from acquisitions

** Including the net gains on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments

*** Represents the fair value changes on the put liability of certain shares issued in 2018

**** Represents the income tax effects of amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from acquisitions

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEET

	As at December 31, 2019	As at Septebmer 30, 2020
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	179	177	26
Right-of-use assets	148	130	19
Intangible assets	1,622	1,912	282
Goodwill	17,140	17,150	2,526
Investments accounted for using equity method	489	2,350	346
Financial assets at fair value through other comprehensive income	4,461	7,847	1,156
Other investments	217	217	32
Prepayments, deposits and other assets	816	1,063	157
Deferred tax assets	192	217	32
Term deposits	500	2,964	437
	25,764	34,027	5,012

Current assets
Inventories	26	25	4
Accounts receivable	2,198	2,162	318
Prepayments, deposits and other assets	2,220	3,046	449
Other investments	38	37	5
Short-term investments	6	4	1
Term deposits	7,000	15,127	2,228
Cash and cash equivalents	15,426	9,641	1,420
	26,914	30,042	4,425

Total assets	52,678	64,069	9,436

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	34,425	34,902	5,141
Shares held for share award schemes	(31)	(75)	(11)
Treasury shares	-	(134)	(20)
Other reserves	2,187	4,681	689
Retained earnings	7,007	9,965	1,468
	43,590	49,341	7,267
Non-controlling interests	88	104	15

Total equity	43,678	49,445	7,282

LIABILITIES
Non-current liabilities
Notes payable	-	5,399	795
Accounts payable	-	136	20
Other payables and other liabilities	68	88	13
Deferred tax liabilities	297	235	35
Lease liabilities	78	60	9
Deferred revenue	67	84	12
	510	6,002	884

Current liabilities
Accounts payable	2,559	3,207	472
Other payables and other liabilities	3,782	3,440	507
Current tax liabilities	386	360	53
Lease liabilities	69	75	11
Deferred revenue	1,694	1,540	227
	8,490	8,622	1,270

Total liabilities	9,000	14,624	2,154

Total equity and liabilities	52,678	64,069	9,436

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended September 30			Nine Months Ended Septebmer 30
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions)			(in millions)

Net cash provided by operating activities	1,352	516	76	4,167	3,021	445
Net cash used in investing activities	(680)	(7,895)	(1,163)	(1,530)	(14,063)	(2,071)
Net cash provided by financing activities	37	5,429	800	42	5,273	777
Net increase/(decrease) in cash and cash equivalents	709	(1,950)	(287)	2,679	(5,769)	(850)
Cash and cash equivalents at beginning of the period	19,350	11,776	1,734	17,356	15,426	2,272
Exchange differences on cash and cash equivalents	(23)	(185)	(27)	1	(16)	(2)
Cash and cash equivalents at end of the period	20,036	9,641	1,420	20,036	9,641	1,420